Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES CHANGE IN BOARD OF DIRECTORS

Toronto, Canada, February 27, 2008 — Biovail Corporation (NYSE, TSX: BVF) announced today that Sheldon Plener has resigned from the Company’s Board of Directors, effective immediately, given his business and personal relationship with Eugene Melnyk, who is no longer affiliated with the Company in any management capacity. Mr. Melnyk has resigned as a director and officer of the Company’s two Barbados subsidiaries.

Mr. Plener joined Biovail’s Board of Directors in 2002. Biovail thanks him for his years of service to the Company and its shareholders.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.